China Cord Blood Corporation Announces
Framework Agreement Regarding Fourth License – Zhejiang Province

Enters New Province to Further Execute Geographic Expansion

HONG KONG, China, September 15, 2010 - China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), the first and largest cord blood bank operator in China today announced that the Company has entered into a framework agreement to form an indirect non-wholly owned subsidiary with the Zhejiang Provincial Blood Center.  Through the new entity, the Company will obtain its fourth exclusive license to conduct private and public cord blood stem cell storage services in China.  The new entity will enable CCBC to operate exclusively in the Zhejiang province, a new and previously untapped geographic area in China.

According to the framework agreement, CCBC will own 90% of the new entity via a cash investment of RMB45 million ($6.6 million).  The Company’s internal cash reserves will fund the investment.  The remaining 10% will be satisfied by Zhejiang Provincial Blood Center and secured through the contribution of physical assets.  The registration and regulatory application for the new entity will commence immediately.

Under the “One license per region policy” in China, only one cord blood bank license is granted in each province or municipality.  The exclusive Zhejiang cord blood bank license represents the seventh license issued in China and it will be the first license issued since early 2008.  In China, CCBC is the only cord blood operator with multiple licenses and of the seven licenses issued, CCBC owns the licenses to operate exclusively in Beijing municipality and in Guangdong province.  The Company also has a 19.9% minority equity interest in the exclusive operator in Shandong province, and now will form the subsidiary to operate exclusively in the Zhejiang province.

“Our entry into Zhejiang province marks a major expansion in our nationwide coverage,” said Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation.  “Zhejiang province is one of the most affluent regions in China with over 520,000 new births per annum, and we expect to capitalize on this huge addressable market.  Our ability to obtain the Zhejiang license speaks to our industry reputation and our leadership position.  Importantly, this is an accretive transaction for us and it involves no acquisition premium as well.”

Ms. Zheng continued, “We are confident that we can replicate our success in Guangdong and Beijing in the exciting Zhejiang marketplace.  Upon completion, we will immediately start deploying our management resources in an effort to facilitate the establishment of advance infrastructure, early market education, and arouse public awareness of the benefits of umbilical cord blood storage.”

“In the meantime, we will continue to improve operational efficiency and penetration within our local markets, and to explore and evaluate new business opportunities, so that we can reward our shareholders by delivering high and sustainable growth, as well as becoming the most dominant operator in the Asia Pacific region.”

Audio Webcast

The Company will hold a teleconference at 9:30 p.m. ET on Wednesday, September 15, 2010 to give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the following link: http://investor.chinacordbloodcorp.com/playerlink.zhtml?c=206671&s=wm&e=3368686.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-866-586-2813 for US callers or +852-800-965808 for Hong Kong callers, access code: 11204994.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only seven licenses available as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6599-7968